Exhibit 99.7

CONSENT OF M3 ENGINEERING &TECHNOLOGY CORP.

We refer to our report auditing the resources at the Dolores Gold-Silver Project Chihuahua, Mexico, dated June 8, 2005, (“the Report”).

We hereby consent to the filing, use and incorporation by reference of, the Report and the references to our name in the Minefinders Corporation Ltd. Annual Report of Form 40-F/A Amendment No.1 to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

M3 Engineering & Technology Corp.

“Conrad Huss”                        .

Conrad Huss

Tucson, Arizona

April 12, 2006